October 1, 2009

VIA EDGAR

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hyatt Hotels Corporation
Registration Statement on Form S-1 (Registration No. 333-16108)

Dear Ms. Barros:

On behalf of Hyatt Hotels Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Pre-effective Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”), including certain exhibits.

This letter also responds to the September 23, 2009 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of Pre-effective Amendment No. 1 to the Registration Statement. The Company’s responses are as follows. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s response. Where we have revised the disclosure in the Amendment in response to the Staff’s comments, we have noted the applicable page number of the prospectus next to the comment. In addition, certain marked copies of the Amendment provided to the Staff have been marked with the number of the response next to the corresponding text of the Amendment.

October 1, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Overview, page 52

1.	We note your response to our prior comment 26 and the additional disclosure. Please also disclose the major advantages and disadvantages associated with ownership of properties and management and franchising of third-party owned properties.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 53-54.

Competition, page 57

2.	We note your response to our prior comment 28 and the amended disclosure. Please further describe your internet distribution channels. Explain what an internet distribution channel is and how you use it.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 58.

Revenues, page 61

3.	Please disclose the cause of the $257 million decrease in comparable owned and leased hotel revenue.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 62.

Owned and leased hotels expense, page 62

4.	You state that the decrease in owned and leased hotels expense was due primarily to reductions in compensation-related costs and other variable operating expenses. Please further disclose if such compensation-related cost reductions were due to staff reductions, pay reductions, a combination of the two or other factors.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 63.

October 1, 2009

Revenues, page 74

5.	We note your revised disclosure regarding the increase in RevPAR. Please explain what you mean by “an increase in average rate of 9.2%.” Please revise your disclosure to clearly disclose the cause of the 11.1% increase in comparable owned and leased RevPAR.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 75.

Enhance Operational Efficiency, page 101

6.	You state that you have made significant changes in operations in response to recent declines in demand for hospitality products and services, including modification of certain product standards to lower costs without significantly impacting quality. Please explain what product standards you have modified and how you have done so without negatively impacting quality.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 102.

Increase Market Presence, page 101

7.	Please tell us the names of the countries of the Gulf Cooperation Council.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 102.

Utilize our Capital and Asset Base for Targeted Growth, page 102

8.	We note your response to our prior comment 41 and the disclosure appearing on page 102. This disclosure, however, does not specifically and adequately address our comment and thus we are reissuing it. In your Risk Factors section, you state that one of your strategies is to selectively dispose of hotel properties and use sale proceeds to fund your growth in markets that will enhance and expand our brand presence. Please provide additional, specific, detailed disclosure of this strategy or explain to us why you do not believe such disclosure is needed.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 103.

Description of Our Brands, page 103

9.	Please provide the 2008 ADR figures for Hyatt Residential or advise us why you have not provided these figures.

October 1, 2009

Response: The Company respectfully advises the Staff that it does not manage or evaluate its Hyatt-branded residential properties based on ADR, or any similar metric. Residential units can be sold on a daily, weekly or monthly basis. Rates vary depending on the property, rental term and circumstances of the property. Accordingly, ADR figures are not available for Hyatt-branded residential properties and the N/A in this column is intended to reflect that ADR is not applicable with respect to these properties. The Company has added a footnote next to the N/A in this column of the Description of Our Brands table to indicate that Hyatt-branded residential units can be sold on a daily, weekly or monthly basis. See page 104.

Compensation of Directors, page 125

10.	We note your response to our prior comment 54 and reissue that comment in part. For each director, please disclose by footnote the aggregate number of stock awards outstanding at fiscal year end. See the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Response: The Company respectfully advises the Staff that while it acknowledges the Staff’s comment, it believes that the table of outstanding stock units contained in footnote (1) to the directors compensation table complies with Item 402(k)(2)(iii) and (iv) of Regulation S-K as those are the only stock awards that remain outstanding as of December 31, 2008. As described in “Management—Compensation of Directors,” non-employee directors receive annual stock compensation, as well as cash compensation that they may elect to receive in the form of stock. The non-employee directors may elect to defer their stock compensation under the Directors Deferred Compensation Plan, in which case their stock awards take the form of stock units. If they do not elect to defer their stock compensation under the Directors Deferred Compensation Plan, then they receive fully vested shares, which are freely transferable, subject only to transfer restrictions set forth in a stockholders agreement that terminates upon consummation of the offering. Therefore, other than the stock units, no other stock awards are outstanding at fiscal year end.

Annual Incentive, page 131

11.	Please tell us why you have not disclosed the segment financial goals for Messrs. Sarna and Floyd in your discussion on page 132. Alternatively, please revise your disclosure to provide these segment financial goals.

Response: The Company has revised the disclosure in response to the Staff’s comment to disclose segment financial goals applicable to Messrs. Sarna and Floyd. See pages 133-134.

12

You state that Mr. Floyd was determined to have met all his goals regarding guest and meeting planner satisfaction and owner relations and that with respect to his sub-branding and leadership goals, “the compensation committee determined he completed most, but not all of such goals, including

October 1, 2009

his integration of our select service brands into our North American operations.” This sentence is unclear. Please revise to clearly disclose whether the goal regarding integration of your select service brands into your North American operations was met or not. Please clearly disclose any goals that were not met by Mr. Floyd.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 134.

Executive Incentive Plan, page 153

13.	Please revise to disclose when you adopted the Executive Incentive Plan.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 154.

Additionally, as previously requested, we are providing under separate cover for the Staff’s review a draft of our legal opinion that will be filed as Exhibit 5.1 to the Registration Statement in a subsequent amendment.

If you have any questions regarding the foregoing responses or the enclosed Amendment, please do not hesitate to contact me by telephone at (312) 876-7681 or Michael A. Pucker at (312) 876-6518 or by fax at (312) 993-9767.

Very truly yours,

/s/ Cathy A. Birkeland

Cathy A. Birkeland

of LATHAM & WATKINS LLP

cc:	Mark S. Hoplamazian, Hyatt Hotels Corporation
Harmit J. Singh, Hyatt Hotels Corporation
Susan T. Smith, Hyatt Hotels Corporation
Michael A. Pucker, Latham & Watkins LLP

Enclosures